Exhibit 21.1

LIST OF SUBSIDIARIES OF FRANK’S INTERNATIONAL N.V.

Entity	Jurisdiction(1)
Frank’s Casing, LLC	Delaware
Frank’s International C.V.	Netherlands
Frank’s International, LLC	Delaware
Frank’s International West Africa (BVI) Ltd	British Virgin Islands
Frank’s Tong Services, LLC	Delaware
Oilfield Equipment Rental B.V.	Netherlands

(1)	Following completion of the reorganization in connection with the initial public offering of Frank’s International N.V.